Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings and operating earnings per share (EPS)

•	Operating and non-operating pension costs (income)

•	GE Capital ending net investment (ENI), excluding cash and equivalents

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended March 31
(In millions; except earnings per share)	2013	2012	V%

Earnings from continuing operations attributable to GE	$3,636	$3,231	13%
Adjustment (net of tax): non-operating pension costs/(income)	423	336
Operating earnings	$4,059	$3,567	14%

Earnings per share – diluted(a)
Continuing earnings per share	$0.35	$0.30	17%
Adjustment (net of tax): non-operating pension costs/(income)	0.04	0.03
Operating earnings per share	0.39	0.34	15%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

(1)

Operating and Non-Operating Pension Costs (Income)
	Three months ended March 31
(In millions)	2013	2012

Service cost for benefits earned	$401	$348
Prior service cost amortization	61	70
Operating pension costs	462	418
Expected return on plan assets	(875)	(945)
Interest cost on benefit obligations	614	616
Net actuarial loss amortization	912	846
Non-operating pension costs (income)	651	517
Total principal pension plans costs	$1,113	$935

We have provided the operating and non-operating components of cost for our principal pension plans.  Operating pension costs comprise the service cost of benefits earned and prior service cost amortization for our principal pension plans. Non-operating pension costs (income) comprise the expected return on plan assets, interest cost on benefit obligations and net actuarial loss amortization for our principal pension plans. We believe that the operating components of pension costs better reflects the ongoing service-related costs of providing pension benefits to our employees. We believe that the operating and non-operating components of cost for our principal pension plans, considered along with the corresponding GAAP measure, provide management and investors with additional information for comparison of our pension plan costs and operating results with the pension plan costs and operating results of other companies.

(2)

GE Capital Ending Net Investment (ENI), excluding cash and equivalents

March 31,
(In billions)	2013

Financial Services (GECC) total assets	$524.0
Adjustment: deferred income taxes	5.5
GECC total assets	529.5
Less assets of discontinued operations	(1.9)
Less non-interest bearing liabilities	(57.8)
GE Capital ENI	469.8
Less cash and equivalents	(67.7)
GE Capital ENI, excluding cash and equivalents	$402.1

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

(3)